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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                                  Attunity Ltd.
                                  -------------
                                (Name of Issuer)

                Ordinary Shares, nominal value NIS 0.1 per share
                ------------------------------------------------
                         (Title of class of securities)

                                    M15332105
                                    ---------
                                 (CUSIP Number)

                             Henry I. Rothman, Esq.
                      Jenkens & Gilchrist Parker Chapin LLP
                              The Chrysler Building
                              405 Lexington Avenue
                            New York, New York 10174
                                  212-704-6000

           (Persons Authorized to Receive Notices and Communications)

                                   May 5, 2004
                                   -----------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  M15332105               13D              Page     2   of   50   Pages

--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Shimon Alon
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds:

        PF
--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]

--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       Israel
--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power             0
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           6,290,654/1/
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        0
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      6,290,654

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        6,290,654
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        32.2%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        IN*
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
1 The Reporting Person beneficially owns 2,043,146 Ordinary Shares, Series A Warrants to purchase an aggregate of 2,208,489 Ordinary Shares, Series B Warrants to purchase an aggregate of 736,162 Ordinary Shares and Convertible Promissory Notes in the aggregate amount of $2,000,000 which are convertible into an aggregate of 1,142,857 Ordinary Shares. In his individual capacity, the Reporting Person owns 375,939 Ordinary Shares, a Series A Warrant to purchase 406,362 Ordinary Shares, a Series B Warrant to purchase 135,454 Ordinary Shares, a three-year warrant to purchase 160,000 Ordinary Shares at an exercise price per share equal to $1.75 and a Convertible Promissory Note in the principal amount of $368,000 which is convertible into 210,286 Ordinary Shares.

--------------------------------------------------------------------------------

CUSIP No.  M15332105               13D              Page     3   of   50   Pages

--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Ronald Zuckerman
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds:

        PF
--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       Israel
--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power             0
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           6,290,654/2/
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        0
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      6,290,654

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        6,290,654
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        32.2%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
2 The Reporting Person beneficially owns 2,043,146 Ordinary Shares, Series A Warrants to purchase an aggregate of 2,208,489 Ordinary Shares, Series B Warrants to purchase an aggregate of 736,162 Ordinary Shares and Convertible Promissory Notes in the aggregate amount of $2,000,000 which are convertible into an aggregate of 1,142,857 Ordinary Shares. In his individual capacity, the Reporting Person owns 375,939 Ordinary Shares, a Series A Warrant to purchase 406,362 Ordinary Shares, a Series B Warrant to purchase 135,454 Ordinary Shares, a three-year warrant to purchase 160,000 Ordinary Shares at an exercise price per share equal to $1.75 and a Convertible Promissory Note in the principal amount of $368,000 which is convertible into 210,286 Ordinary Shares.

--------------------------------------------------------------------------------

CUSIP No.  M15332105               13D              Page     4   of   50   Pages

--------------------------------------------------------------------------------

1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Aki Ratner
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds:

        PF
--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       Israel
--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power             0
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           6,290,654/3/
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        0
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      6,290,654

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        6,290,654
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        32.2%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
----------
3 The Reporting Person beneficially owns 2,043,146 Ordinary Shares, Series A Warrants to purchase an aggregate of 2,208,489 Ordinary Shares, Series B Warrants to purchase an aggregate of 736,162 Ordinary Shares and Convertible Promissory Notes in the aggregate amount of $2,000,000 which are convertible into an aggregate of 1,142,857 Ordinary Shares. In his individual capacity, the Reporting Person owns 163,452 Ordinary Shares, a Series A Warrant to purchase 176,679 Ordinary Shares, a Series B Warrant to purchase 58,893 Ordinary Shares, a three-year warrant to purchase 160,000 Ordinary Shares at an exercise price per share equal to $1.75 and a Convertible Promissory Note in the principal amount of $160,000 which is convertible into 91,429 Ordinary Shares.

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CUSIP No.  M15332105               13D              Page     5   of   50   Pages

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Item 1.  Security and Issuer

         This Amendment No. 1 to Schedule 13D (the "Schedule") relates to the Ordinary Shares, nominal value NIS 0.1 per share (the "Ordinary Shares") and Warrants of Attunity Ltd. (the "Issuer"). The Issuer's principal executive offices are located at Einstein Building, Tirat Carmel, Haifa, 39101, Israel.

Item 2.    Identity and Background

         (a)-(c) and (f): This Schedule is filed by Shimon Alon, an individual who is an Israeli citizen, Ronald Zuckerman, an individual who is an Israeli citizen and Aki Ratner, an individual who is an Israeli citizen. Shimon Alon, Ronald Zuckerman and Aki Ratner are collectively referred to in this Schedule as the "Reporting Persons."

         The mailing address of Shimon Alon is 55 Rawson Rd., Brookline, MA 02445. The present principal occupation of Shimon Alon is Executive Vice President of VERITAS Software Corporation.

         The mailing address of Ronald Zuckerman is 9B Hahoresh St., Kfar Shmaryahu, Israel. The present principal occupation of Ronald Zuckerman is managing partner of an Israeli venture capital fund named Magnum Communication Fund.

         The mailing address of Aki Ratner is 17 Daniel Street, Ramat Gan, Israel. The present principal occupation of Aki Ratner is Senior Vice President of Applications Performance Management of VERITAS Software Corporation.

         (d) and (e): During the past five years, none of the Reporting Persons
(i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         Each of the Reporting Persons and certain other individuals utilized available cash assets from their personal funds in the aggregate amount of $2,000,000 in order to make the purchase which is the subject of this Schedule.

Item 4.  Purpose of Transaction

         On May 5, 2004 each of the Reporting Persons and certain other individuals closed a private placement with the Issuer for the purchase of five-year Convertible Promissory Notes in the aggregate amount of $2,000,000 which are convertible into an aggregate of 1,142,857 Ordinary Shares. A three-year warrant was issued to each of the Reporting Persons in connection with their election to the Board of Directors of the Issuer for the purchase of 160,000 Ordinary Shares at an exercise price per share equal to $1.75.

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CUSIP No.  M15332105               13D              Page     6   of   50   Pages

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         The Stockholders Agreement dated December 23, 2003 was replaced by the
Stockholders Agreement dated February 2004 (the "Stockholders Agreement"). Per the terms of the Stockholders Agreement, the Reporting Persons, in any combination of two signatures, have dispositive power over the acquisition, disposition, exercise and/or conversion of the securities outlined in Item 5 below. Further, the Reporting Persons were granted sole and discretionary power, in any combination of two signatures, to exercise the voting rights of each of the securities outlined in Item 5 below.

         On May 5, 2004, the Reporting Persons were elected to the Board of Directors of the Issuer. Messrs. Alon and Zuckerman began their tenure immediately and Mr. Ratner will begin serving his tenure in July 2004. On May 5, 2004, Mr. Alon assumed the position of Chairman of the Board of Directors of the Issuer.

         Except as may be provided herein or in the Stockholders Agreement, the Reporting Persons do not presently have any other plans or proposals which would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Issuer or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iii) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (iv) any material change in the present capitalization or dividend policy of the Issuer; (v) any other material change in the Issuer's business or corporate structure, (vi) any changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(viii) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (ix) any action similar to any of those enumerated above.

         However, due to changing circumstances, the Reporting Persons may in the future elect otherwise and reserve their right to effectuate any and all changes which they deem in furtherance of the best interests of the Issuer.

Item 5.  Interest in Securities of the Issuer

         (a) (1) Per the terms of the Stockholders Agreement, each of the Reporting Persons beneficially own 2,043,146 Ordinary Shares, Series A Warrants to purchase an aggregate of 2,208,489 Ordinary Shares, Series B Warrants to purchase an aggregate of 736,162 Ordinary Shares and Convertible Promissory Notes in the aggregate amount of $2,000,000 which are convertible into an aggregate of 1,142,857 Ordinary Shares. A three-year warrant was issued to each of the Reporting Persons for the purchase of 160,000 Ordinary Shares at an exercise price per share equal to $1.75. Assuming the full exercise of the derivative securities described above, each of the Reporting Persons would own 6,290,654 Ordinary Shares which would constitute 32.2% of the issued and outstanding Ordinary Shares of the Issuer.

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CUSIP No.  M15332105               13D              Page     7   of   50   Pages

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         Per the terms of the Stockholders Agreement, each of the Reporting
Persons are deemed the beneficial owners of the following securities:

         o Sharon Kotlicki-Perry purchased 187,969 Ordinary Shares, Series A Warrants to purchase 203,181 Ordinary Shares, Series B Warrants to purchase 67,727 Ordinary Shares and a Convertible Promissory Note to purchase 105,143 Ordinary Shares which would constitute 3.6% of the issued and outstanding Ordinary Shares of the Issuer.

         o Avishai Kotlicki purchased 93,985 Ordinary Shares, Series A Warrants to purchase 101,590 Ordinary Shares, Series B Warrants to purchase 33,863 Ordinary Shares and a Convertible Promissory Note to purchase 52,571 Ordinary Shares which would constitute 1.8% of the issued and outstanding Ordinary Shares of the Issuer.

         o Genia Kotlicki purchased 93,985 Ordinary Shares, Series A Warrants to purchase 101,590 Ordinary Shares, Series B Warrants to purchase 33,863 Ordinary Shares and a Convertible Promissory Note to purchase 52,571 Ordinary Shares which would constitute 1.8% of the issued and outstanding Ordinary Shares of the Issuer.

         o GF Capital Management & Advisors LLC purchased 225,563 Ordinary Shares, Series A Warrants to purchase 243,817 Ordinary Shares, Series B Warrants to purchase 81,272 Ordinary Shares and a Convertible Promissory Note to purchase 126,171 Ordinary Shares which would constitute 4.3% of the issued and outstanding Ordinary Shares of the Issuer.

         o Peter Luggen purchased 150,376 Ordinary Shares, Series A Warrants to purchase 162,545 Ordinary Shares, Series B Warrants to purchase 54,182 Ordinary Shares and a Convertible Promissory Note to purchase 84,114 Ordinary Shares which would constitute 2.9% of the issued and outstanding Ordinary Shares of the Issuer.

         o Barossa Finance Ltd. purchased 375,939 Ordinary Shares, Series A Warrants to purchase 406,362, Series B Warrants to purchase 135,454 and a Convertible Promissory Note to purchase 210,286 Ordinary Shares which would constitute 7.0% of the issued and outstanding Ordinary Shares of the Issuer.

         (b) The Reporting Persons, in any combination of two signatures, share the power to vote or direct the vote and dispose or direct the disposition as to the 6,130,654 Ordinary Shares beneficially owned by such Reporting Person. Each of the Reporting Persons has sole power to vote or direct the vote and dispose or direct the disposition as to the 160,000 Ordinary Shares which may be issued to each Reporting Person pursuant to the three-year warrants granted in connection with such Reporting Persons election to the Board of Directors of the Issuer.

         (c) On May 5, 2004 each of the Reporting Persons and certain other individuals closed a private placement with the Issuer for the purchase of five-year Convertible Promissory Notes in

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CUSIP No.  M15332105               13D              Page     8   of   50   Pages

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the aggregate amount of $2,000,000 which are convertible into an aggregate of
1,142,857 Ordinary Shares. A three-year warrant was issued to each of the Reporting Persons in connection with their election to the Board of Directors of the Issuer for the purchase of 160,000 Ordinary Shares at an exercise price per share equal to $1.75.

         (d) and (e): Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         To the knowledge of the Reporting Persons on the date hereof, except to the extent set forth herein or in the Exhibits herewith, neither the Reporting Persons nor any signatories to the Stockholders Agreement, have any other contracts, arrangements, understandings or relationship (legal or otherwise) with any person with respect to securities issued by the Issuer, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions or profits or loss or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

Exhibit No.   Description
-----------   -----------

1             Joint Filing Agreement

2             Stockholders Agreement dated February 2004

3             Form of Warrant to Purchase 160,000 Ordinary Shares

4             Form of Convertible Promissory Note

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CUSIP No.  M15332105               13D              Page     9   of   50   Pages

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                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the Reporting Persons certify that the information set forth in this Schedule is true, complete and correct.

         This Schedule may be executed in one or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: June 16, 2004

                                                  /s/ Shimon Alon
                                                  ------------------------------
                                                  Shimon Alon


                                                  /s/ Ronald Zuckerman
                                                  ------------------------------
                                                  Ronald Zuckerman


                                                  /s/ Aki Ratner
                                                  ------------------------------
                                                  Aki Ratner

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CUSIP No.  M15332105               13D              Page     10  of   50   Pages

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                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

         This Agreement is filed as an exhibit to this Amendment No. 1 to
Schedule 13D being filed by Shimon Alon, Ronald Zuckerman and Aki Ratner in compliance with Rule 13d-1(k) of the Securities and Exchange Commission, which requires an agreement in writing indicating that the Amendment No. 1 to Schedule 13D to which this Agreement is attached is filed on behalf of the below-named persons, that they are each responsible for the timely filing of the Amendment No. 1 to Schedule 13D and any amendments thereto and for the completeness and accuracy of the information concerning such persons contained therein.

         This Agreement may be executed in one or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

        IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 16th day of June, 2004.


                                                  /s/ Shimon Alon
                                                  ------------------------------
                                                  Shimon Alon


                                                  /s/ Ronald Zuckerman
                                                  ------------------------------
                                                  Ronald Zuckerman


                                                  /s/ Aki Ratner
                                                  ------------------------------
                                                  Aki Ratner

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CUSIP No.  M15332105               13D              Page     11  of   50   Pages

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                                    EXHIBIT 2

                                  ATTUNITY LTD.

                             STOCKHOLDERS AGREEMENT

         This Stockholders Agreement is made on this _ day of February 2004 among Shimon Alon, Aki Ratner, Ron Zuckerman, GF Capital Management & Advisors, LLC, Peter Luggen, Sharon Kotlicki-Pery, Avishai Kotlicki, Genia Kotlicki and Barrossa Finance Ltd. (hereinafter collectively referred to as the "Investors" and each individually referred to as an "Investor"). This Agreement replaces the Stockholders Agreement dated December 23, 2003, which is hereby declared null and void.

                                 R E C I T A L S


         WHEREAS, the Investors have acquired certain securities of Attunity Ltd. (the "Company") itemized in Appendix A hereto (the "Securities"); and

         WHEREAS each Investor has invested the amount and thereby acquired the percentage interest in the Securities set forth in Appendix B; and

         WHEREAS the Investors wish to promote their mutual interests by agreeing to certain matters pertaining to their investment management, including the disposition, exercise, conversion and voting of the Securities, representation on the Board of the Company and other matters affecting their investment;

         NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, the Investors hereby agree as follows:


1.       COVENANTS AND REPRESENTATIONS OF THE PARTIES

         (a) Legends. The certificates evidencing the Securities and all Ordinary Shares of the Company (as defined in Appendix A hereto) issued pursuant to any exercise or conversion of the Securities will bear the following legend reflecting the restrictions on the transfer of such securities contained in this Agreement in addition to those imposed by the federal securities laws:

         "The securities evidenced hereby are subject to the terms of a Stockholders Agreement dated February _, 2004 among the Investors identified therein, including certain restrictions on transfer. A copy of the Stockholders Agreement has been placed with Steve Kronengold, Esq. and is available upon request. Any transfer in contravention of the terms of the Stockholders Agreement shall be null and void."

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CUSIP No.  M15332105               13D              Page     12  of   50   Pages

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         (b) Covenant Not to Engage in the Purchase/Sale of Company Securities.
Each Investor hereby covenants not to engage, directly or indirectly, in the purchase or sale of Company securities whether individually or through any third person or entity. This negative covenant prohibits put and call transactions and any other investment mechanism that relates to the securities of the Company.

         (c) Representation as to No Additional Investment Interest. Each Investor hereby represents and warrants the he/it does not own, whether directly or indirectly, any beneficial interest in the securities of the Company other than his/its percentage interest in the Securities itemized in Appendix B hereto.

         (d) Exclusion of Securities Issued as Compensation. The foregoing representations and covenants and the terms of this Agreement as a whole shall not apply to stock options of the Company that are granted to Messrs. Ron Zuckerman, Shimon Alon or Aki Ratner pursuant the Company's stock option plan in consideration of services rendered to the Company in their capacities as members of the Board of Directors.

         2.       AUTHORITY OVER DISPOSITIONS AND VOTING OF SHARES

                  (a) Disposition of the Shares. The Investors hereby agree that Messrs. Ron Zuckerman, Aki Ratner and Shimon Alon, in any combination of two signatures thereof, shall have sole discretionary authority over the acquisition, disposition, exercise and/or conversion of the Securities. Without limiting the foregoing, Messrs. Zuckerman, Ratner and Alon shall, in any combination of two signatures thereof, have sole discretionary authority over the following: (1) the purchase of the Securities and the execution of all relevant documentation in connection therewith; (2) the sale of all or a portion of the Securities or any Ordinary Shares issued pursuant to the exercise or conversion of all or a portion of the Securities; (3) the exercise of all or a portion of the Series A Warrants and/or Series B Warrants itemized in Appendix A hereto; (4) the exercise of the option to purchase the Convertible Debentures itemized in Appendix A hereto and (5) the conversion of Convertible Debentures and Warrants into Ordinary Shares. Any sale or exercise or conversion of Securities, or any Ordinary Shares issued pursuant to the exercise or conversion of all or a portion of the Securities, in contravention of this Section 2(a) shall be null and void.

                  (b) Voting Power. The Investors hereby appoint Messrs. Ron Zuckerman, Aki Ratner and Shimon Alon, in any combination of two signatures thereof, as their Powers of Attorney with sole and discretionary power to exercise the voting rights of the Securities at any general or special meeting of shareholders of the Company or any other matter that requires the exercise of such voting rights. Messrs. Zuckerman, Ratner and Alon may exercise the voting rights in person or by proxy.

                  (c) Appointment to Board of Directors. The Shares shall be voted, among other things, to elect Messrs. Zuckerman, Ratner and Alon to the Board of Directors of the Company, where they shall dedicate their talents in furtherance of the best interests of the Company's shareholders.

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CUSIP No.  M15332105               13D              Page     13  of   50   Pages

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         3.       DISTRIBUTION OF PROCEEDS AND ALLOCATION OF EXERCISE PRICE


                  (a) Distribution of Proceeds from Sales. Proceeds from the sale of all or a portion of the Securities or any Ordinary Shares issued pursuant to the exercise or conversion of all or a portion of the Securities shall be distributed to the Investors on a pro rata basis corresponding to each Investor's investment interest itemized in Appendix B hereto.

                  (b) Allocation of Exercise Price. In the event Messrs. Zuckerman, Ratner and Alon, in any combination of two signatures thereof, exercise the Investors' option to purchase the Convertible Debentures or exercise all or a portion of the Series A and/or series B Warrants described in Appendix A, then each Investor shall contribute a pro rata portion of the exercise price corresponding to his/its investment interest itemized in Appendix B hereto.

         4.       TERM AND TERMINATION

                  (a) Term. This Agreement shall remain in force for a period of three (3) years from the date of this Agreement.


                  (b) Termination. Irrespective of Section 4(a), above, this Agreement shall terminate immediately upon the occurrence of either of the following:

                           (i) The Investors agree in writing to terminate this
Agreement; or

                           (ii) The sale of all of the Securities and Ordinary
Shares issued pursuant to the exercise or conversion of the Securities that are the subject of this Agreement.


         5.       MISCELLANEOUS

                  (a) Entire Agreement; Amendment. This Agreement and its Appendices contains the entire agreement and understanding of the Investors relating to the subject matter hereof and supersedes all prior or contemporaneous written or oral understandings among them. Any amendment to this Agreement must be in writing and signed by all of the Investors.

                  (b) Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the successors and assigns of each of the Investors.

                  (c) Governing law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York. Any dispute arising out of, relating to or in connection with this Agreement shall be submitted to the exclusive jurisdiction of the federal courts of the State of New York.

                  (d) Severability. In the event that any part of this Agreement shall be held illegal or unenforceable by any court or administrative body of competent jurisdiction, such

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CUSIP No.  M15332105               13D              Page     14  of   50   Pages

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determination shall not affect the remaining terms of this Agreement, which shall remain in full force and effect.

                  (e) Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall be considered one and the same Agreement.


         IN WITNESS WHEREOF, the Investors hereto have executed this Stockholders Agreement on this __ day of February 2004.



/s/ Shimon Alon                                     /s/ Sharon Kotlicki-Perry
---------------                                     -------------------------
Shimon Alon                                         Sharon Kotlicki-Perry


/s/ Ron Zuckerman                                   /s/ Genia Kotlicki
-----------------                                   ------------------
Ron Zuckerman                                       Genia Kotlicki


/s/ GF Capital Management and Advisors LLC           /s/ Avishai Kotlicki
------------------------------------------           --------------------
GF Capital Management and Advisors LLc.              Avishai Kotlicki


/s/ Peter Luggen                                     /s/ Aki Ratner
----------------                                     --------------
Peter Luggen                                         Aki Ratner

/s/ Barossa Finance Ltd.
------------------------
Barrossa Finance Ltd.



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                                   Appendix A

                      Securities Acquired by the Investors

         1. The Investors have purchased the following securities of the Company from Special Situations Fund III, L.P., Special Situations Cayman Fund, L.P., Special Situations Technology Fund, L.P., Special Situations Technology Fund II, L.P. and Special Situations Private Equity Fund, L.P. pursuant to a Share Purchase Agreement dated December __ 2003:

         (i) 2,043,146 Ordinary Shares, nominal value NIS 0.1 per share, of the Company;
         (ii) Series A Warrants (the "Series A Warrants") to purchase an aggregate of 2,208,488 Ordinary Shares; and
         (iii) Series B Warrants (the "Series B Warrants") to purchase an aggregate of 736,162 Ordinary Shares.

          2. In addition, the Investors have exercised an option to purchase $2,000,000 of convertible debentures (the "Convertible Debentures") and 480,000 warrants from the Company, subject to shareholder approval.



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                                   Appendix B

Investor                  From SSF          %           Shares      Warrants A       Warrants B     Debenture    Warrants
--------                  --------          -           ------      ----------       ----------     ---------    --------
Shimon Alon               $582,705.24    18.40%         375,939       406,362          135,454     $368,000.00   160,000
Ron Zuckerman             $582,705.24    18.40%         375,939       406,362          135,454     $368,000.00   160,000
Aki Ratner                $253,350.10     8.00%         163,452       176,679           58,893     $160,000.00   160,000
GF Capital                $349,623.14    11.04%         225,563       243,817           81,272     $220,800.00
Peter Luggen              $233,082.10     7.36%         150,376       162,545           54,182     $147,200.00
Sharon Kotlicki           $291,352.62     9.20%         187,969       203,181           67,727     $184,000.00
Genia Kotlicki            $145,676.31     4.60%          93,985       101,590           33,863      $92,000.00
Avishai Kotlicki          $145,676.31     4.60%          93,985       101,590           33,863      $92,000.00
Barossa Finance           $582,705.24    18.40%         375,939       406,362          135,454     $368,000.00

                        $3,166,876.30   100.00%       2,043,146     2,208,489          736,162   $2,000,000.00   480,000


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CUSIP No.  M15332105               13D              Page     17  of   50   Pages

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                                    EXHIBIT 3

         THIS WARRANT HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION FROM REGISTRATION UNDER THE FOREGOING LAWS.

         SUBJECT TO THE PROVISIONS OF SECTION 10 HEREOF, THIS WARRANT SHALL BE VOID AFTER 5:00 P.M. EASTERN TIME ON MAY 4, 2007 (the "EXPIRATION DATE").

No. _______


                                  ATTUNITY LTD.

                   WARRANT TO PURCHASE 160,000 ORDINARY SHARES
                         NOMINAL VALUE NIS 0.1 PER SHARE

         For VALUE RECEIVED, ___________ (the "Warrantholder"), is entitled to purchase, subject to the provisions of this Warrant, from Attunity Ltd., a corporation organized under the laws of Israel ("Company"), at any time not later than 5:00 P.M., Eastern time, on the Expiration Date, at an exercise price per share equal to $1.75 (the exercise price in effect being herein called the "Warrant Price"), 160,000 shares ("Warrant Shares") of the Company's ordinary shares, nominal value NIS 0.1 per share ("Ordinary Shares"). The number of Warrant Shares purchasable upon exercise of this Warrant and the Warrant Price shall be subject to adjustment from time to time as described herein.

         Section 1. Registration. The Company shall maintain books for the transfer and registration of the Warrant. Upon the initial issuance of this Warrant, the Company shall issue and register the Warrant in the name of the Warrantholder.

         Section 2. Transfers. As provided herein, this Warrant may be transferred only pursuant to a registration statement filed under the Securities Act of 1933, as amended ("Securities Act"), or an exemption from such registration. Subject to such restrictions, the Company shall transfer this Warrant from time to time upon the books to be maintained by the Company for that purpose, upon surrender thereof for transfer properly endorsed or accompanied by appropriate instructions for transfer and such other documents as may be reasonably required by the Company, including, if required by the Company, an opinion of its counsel to the effect that such transfer is exempt from the registration requirements of the Securities Act of 1933, to establish that such transfer is being made in accordance with the terms hereof, and a new Warrant shall be issued to the transferee and the surrendered Warrant shall be canceled by the Company.

         Section 3. Exercise of Warrant. Subject to the provisions hereof, the Warrantholder may exercise this Warrant in whole or in part at any time upon surrender of the Warrant, together

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with delivery of the duly executed Warrant exercise form attached hereto as
Appendix A (the "Exercise Agreement") and payment by cash, certified check or wire transfer of funds for the aggregate Warrant Price for that number of Warrant Shares then being purchased, to the Company during normal business hours on any business day at the Company's principal executive offices (or such other office or agency of the Company as it may designate by notice to the holder hereof). The Warrant Shares so purchased shall be deemed to be issued to the holder hereof or such holder's designee, as the record owner of such shares, as of the close of business on the next business day after the date on which this Warrant shall have been surrendered (or evidence of loss, theft or destruction thereof and security or indemnity satisfactory to the Company), the Warrant Price shall have been paid and the completed Exercise Agreement shall have been delivered. Certificates for the Warrant Shares so purchased, representing the aggregate number of shares specified in the Exercise Agreement, shall be delivered to the holder hereof within a reasonable time, not exceeding three (3) business days, after this Warrant shall have been so exercised. The certificates so delivered shall be in such denominations as may be requested by the holder hereof and shall be registered in the name of such holder or such other name as shall be designated by such holder. If this Warrant shall have been exercised only in part, then, unless this Warrant has expired, the Company shall, at its expense, at the time of delivery of such certificates, deliver to the holder a new Warrant representing the number of shares with respect to which this Warrant shall not then have been exercised. As used herein, "business day" means a day, other than a Saturday or Sunday, on which banks in New York City are open for the general transaction of business.

         Section 4. Compliance with the Securities Act of 1933. The Company may cause the legend set forth on the first page of this Warrant to be set forth on each Warrant or similar legend on any security issued or issuable upon exercise of this Warrant, unless counsel for the Company is of the opinion as to any such security that such legend is unnecessary.

         Section 5. Payment of Taxes. The Company will pay any documentary stamp taxes attributable to the initial issuance of Warrant Shares issuable upon the exercise of the Warrant; provided, however, that the Company shall not be required to pay any tax or taxes which may be payable in respect of any transfer involved in the issuance or delivery of any certificates for Warrant Shares in a name other than that of the registered holder of this Warrant in respect of which such shares are issued, and in such case, the Company shall not be required to issue or deliver any certificate for Warrant Shares or any Warrant until the person requesting the same has paid to the Company the amount of such tax or has established to the Company's reasonable satisfaction that such tax has been paid. The holder shall be responsible for income and gift taxes due under federal, state or other law, if any such tax is due.

         Section 6. Mutilated or Missing Warrants. In case this Warrant shall be mutilated, lost, stolen, or destroyed, the Company shall issue in exchange and substitution of and upon cancellation of the mutilated Warrant, or in lieu of and substitution for the Warrant lost, stolen or destroyed, a new Warrant of like tenor and for the purchase of a like number of Warrant Shares, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction of the Warrant, and with respect to a lost, stolen

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or destroyed Warrant, reasonable indemnity or bond with respect thereto, if requested by the Company.

         Section 7. Reservation of Ordinary Shares. The Company hereby represents and warrants that there have been reserved, and the Company shall at all applicable times keep reserved until issued (if necessary) as contemplated by this Section 7, out of the authorized and unissued Ordinary Shares, sufficient shares to provide for the exercise of the rights of purchase represented by this Warrant. The Company agrees that all Warrant Shares issued upon exercise of the Warrant shall be, at the time of delivery of the certificates for such Warrant Shares upon the due exercise of this Warrant, duly authorized, validly issued, fully paid and non-assessable Ordinary Shares of the Company.

         Section 8. Adjustments. Subject and pursuant to the provisions of this
Section 8, the Warrant Price and number of Warrant Shares subject to this Warrant shall be subject to adjustment from time to time as set forth hereinafter.

                  (a) If the Company shall, at any time or from time to time while this Warrant is outstanding, pay a dividend or make a distribution on its Ordinary Shares in Ordinary Shares, subdivide its outstanding Ordinary Shares into a greater number of shares or combine its outstanding Ordinary Shares into a smaller number of shares or issue by reclassification of its outstanding Ordinary Shares any shares of its capital stock (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing corporation), then the number of Warrant Shares purchasable upon exercise of the Warrant and the Warrant Price in effect immediately prior to the date upon which such change shall become effective, shall be adjusted by the Company so that the Warrantholder thereafter exercising the Warrant shall be entitled to receive the number of Ordinary Shares or other capital stock which the Warrantholder would have received if the Warrant had been exercised immediately prior to such event upon payment of a Warrant Price that has been adjusted to reflect a fair allocation of the economics of such event to the Warrantholder. Such adjustments shall be made successively whenever any event listed above shall occur.

                  (b) If any capital reorganization, reclassification of the capital stock of the Company, consolidation or merger of the Company with another corporation in which the Company is not the survivor, or sale, transfer or other disposition of all or substantially all of the Company's assets to another corporation shall be effected, then, as a condition of such reorganization, reclassification, consolidation, merger, sale, transfer or other disposition, lawful and adequate provision shall be made whereby the Warrantholder shall thereafter have the right to purchase and receive upon the basis and upon the terms and conditions herein specified and in lieu of the Warrant Shares immediately theretofore issuable upon exercise of the Warrant, such shares of stock, securities or assets as would have been issuable or payable with respect to or in exchange for a number of Warrant Shares equal to the number of Warrant Shares immediately theretofore issuable upon exercise of the Warrant, had such reorganization, reclassification, consolidation, merger, sale, transfer or other disposition not taken place, and in any such case appropriate provision shall be made with respect to the rights and interests of each Warrantholder to the end that the provisions hereof (including, without limitation, provision for adjustment of the Warrant Price) shall

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thereafter be applicable, as nearly equivalent as may be practicable in relation to any shares of stock, securities or properties thereafter deliverable upon the exercise thereof. The Company shall not effect any such consolidation, merger, sale, transfer or other disposition unless prior to or simultaneously with the consummation thereof the successor corporation (if other than the Company) resulting from such consolidation or merger, or the corporation purchasing or otherwise acquiring such assets or other appropriate corporation or entity shall assume the obligation to deliver to the holder of the Warrant such shares of stock, securities or assets as, in accordance with the foregoing provisions, such holder may be entitled to purchase, and the other obligations under this Warrant. The provisions of this paragraph (b) shall similarly apply to successive reorganizations, reclassifications, consolidations, mergers, sales, transfers or other dispositions.

                  (c) In case the Company shall fix a payment date for the making of a distribution to all holders of Ordinary Shares (including any such distribution made in connection with a consolidation or merger in which the Company is the continuing corporation) of evidences of indebtedness or assets (other than cash dividends or cash distributions payable out of consolidated earnings or earned surplus or dividends or distributions referred to in Section 8(a)), or subscription rights or warrants, the Warrant Price to be in effect after such payment date shall be determined by multiplying the Warrant Price in effect immediately prior to such payment date by a fraction, the numerator of which shall be the total number of Ordinary Shares outstanding multiplied by the Market Price (as defined below) per Ordinary Share immediately prior to such payment date, less the fair market value (as determined by the Company's Board of Directors in good faith) of said assets or evidences of indebtedness so distributed, or of such subscription rights or warrants, and the denominator of which shall be the total number of Ordinary Shares outstanding multiplied by such Market Price per Ordinary Share immediately prior to such payment date. "Market Price" as of a particular date (the "Valuation Date") shall mean the following: (a) if the Ordinary Shares are then listed on a national stock exchange, the closing sale price of one Ordinary Share on such exchange on the last trading day prior to the Valuation Date; (b) if the Ordinary Shares are then quoted on the Nasdaq Stock Market, Inc. ("Nasdaq"), the closing sale price of one Ordinary Share on Nasdaq on the last trading day prior to the Valuation Date or, if no such closing sale price is available, the average of the high bid and the low asked price quoted on Nasdaq on the last trading day prior to the Valuation Date; or (c) if the Ordinary Shares are not then listed on a national stock exchange or quoted on Nasdaq, the Fair Market Value of one Ordinary Share as of the Valuation Date, shall be determined in good faith by the Board of Directors of the Company and the Warrantholder. The Board of Directors of the Company shall respond promptly, in writing, to an inquiry by the Warrantholder prior to the exercise hereunder as to the Market Value of an Ordinary Share as determined by the Board of Directors of the Company. In the event that the Board of Directors of the Company and the Warrantholder are unable to agree upon the Market Value in respect of subpart (c) hereof, the Company and the Warrantholder shall jointly select an appraiser, who is experienced in such matters. The decision of such appraiser shall be final and conclusive, and the cost of such appraiser shall be borne evenly by the Company and the Warrantholder. Such adjustment shall be made successively whenever such a payment date is fixed.

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                  (d) For the term of this Warrant, in addition to the
provisions contained above, the Warrant Price shall be subject to adjustment as provided below. An adjustment to the Warrant Price shall become effective immediately after the payment date in the case of each dividend or distribution and immediately after the effective date of each other event which requires an adjustment.

                  (e) In the event that, as a result of an adjustment made pursuant to this Section 8, the holder of this Warrant shall become entitled to receive any shares of capital stock of the Company other than Ordinary Shares, the number of such other shares so receivable upon exercise of this Warrant shall be subject thereafter to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Warrant Shares contained in this Warrant.

                  (f) Except as provided in subsection (g) hereof, if and whenever the Company shall issue or sell, or is, in accordance with any of subsections (f)(l) through (f)(6) hereof, deemed to have issued or sold, any Ordinary Shares for a consideration per share less than the Warrant Price in effect immediately prior to the time of such issue or sale, then and in each such case (a "Trigger Issuance") the then-existing Warrant Price shall automatically be reduced, as of the close of business on the effective date of the Trigger Issuance, to the lowest price per share at which any Ordinary Shares were issued or sold or deemed to be issued or sold in the Trigger Issuance; provided, however, that in no event shall the Warrant Price after giving effect to such Trigger Issuance be greater than the Warrant Price in effect prior to such Trigger Issuance.

                  For purposes of this subsection (f), "Additional Ordinary Shares" shall mean all Ordinary Shares issued by the Company or deemed to be issued pursuant to this subsection (f), other than Excluded Issuances (as defined in subsection (g) hereof).

                  For purposes of this subsection (f), the following subsections
(f)(l) to (f)(6) shall also be applicable (subject, in each such case, to the provisions of subsection (g) hereof) and to each other subsection contained in this subsection (f):

                           (f)(1) Issuance of Rights or Options. In case at any
                  time the Company shall in any manner grant (directly and not by assumption in a merger or otherwise) any warrants or other rights to subscribe for or to purchase, or any options for the purchase of, Ordinary Shares or any stock or security convertible into or exchangeable for Ordinary Shares (such warrants, rights or options being called "Options" and such convertible or exchangeable stock or securities being called "Convertible Securities") whether or not such Options or the right to convert or exchange any such Convertible Securities are immediately exercisable, and the price per share for which Ordinary Shares are issuable upon the exercise of such Options or upon the conversion or exchange of such Convertible Securities (determined by dividing (i) the sum (which sum shall constitute the applicable consideration) of (x) the total amount, if any, received or receivable by the Company as consideration for the granting of such Options, plus (y) the aggregate amount of additional consideration payable to the Company upon the exercise of all such Options, plus (z), in the case of such Options which relate to Convertible Securities, the aggregate amount of additional consideration, if any,

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                  payable upon the issue or sale of such Convertible Securities and upon the conversion or exchange thereof, by (ii) the total maximum number of Ordinary Shares issuable upon the exercise of such Options or upon the conversion or exchange of all such Convertible Securities issuable upon the exercise of such Options) shall be less than the Warrant Price in effect immediately prior to the time of the granting of such Options, then the total number of Ordinary Shares issuable upon the exercise of such Options or upon conversion or exchange of the total amount of such Convertible Securities issuable upon the exercise of such Options shall be deemed to have been issued for such price per share as of the date of granting of such Options or the issuance of such Convertible Securities and thereafter shall be deemed to be outstanding for purposes of adjusting the Warrant Price. Except as otherwise provided in subsection 8(f)(3), no adjustment of the Warrant Price shall be made upon the actual issue of such Ordinary Shares or of such Convertible Securities upon exercise of such Options or upon the actual issue of such Ordinary Shares upon conversion or exchange of such Convertible Securities.

                           (f)(2) Issuance of Convertible Securities. In case
                  the Company shall in any manner issue (directly and not by assumption in a merger or otherwise) or sell any Convertible Securities, whether or not the rights to exchange or convert any such Convertible Securities are immediately exercisable, and the price per share for which Ordinary Shares are issuable upon such conversion or exchange (determined by dividing (i) the sum (which sum shall constitute the applicable consideration) of (x) the total amount received or receivable by the Company as consideration for the issue or sale of such Convertible Securities, plus (y) the aggregate amount of additional consideration, if any, payable to the Company upon the conversion or exchange thereof, by (ii) the total number of shares of Ordinary Shares issuable upon the conversion or exchange of all such Convertible Securities) shall be less than the Warrant Price in effect immediately prior to the time of such issue or sale, then the total maximum number of shares of Ordinary Shares issuable upon conversion or exchange of all such Convertible Securities shall be deemed to have been issued for such price per share as of the date of the issue or sale of such Convertible Securities and thereafter shall be deemed to be outstanding for purposes of adjusting the Warrant Price, provided that (a) except as otherwise provided in subsection 8(f)(3), no adjustment of the Warrant Price shall be made upon the actual issuance of such Ordinary Shares upon conversion or exchange of such Convertible Securities and (b) no further adjustment of the Warrant Price shall be made by reason of the issue or sale of Convertible Securities upon exercise of any Options to purchase any such Convertible Securities for which adjustments of the Warrant Price have been made pursuant to the other provisions of subsection 8(f).

                           (f)(3) Change in Option Price or Conversion Rate.
                  Upon the happening of any of the following events, namely, if the purchase price provided for in any Option referred to in subsection 8(f)(l) hereof, the additional consideration, if any, payable upon the conversion or exchange of any Convertible Securities referred to in subsections 8(f)(l) or 8(f)(2), or the rate at which Convertible Securities referred to in subsections 8(f)(l) or 8(f)(2) are convertible into or exchangeable for

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                  Ordinary Shares shall change at any time (including, but not limited to, changes under or by reason of provisions designed to protect against dilution), the Warrant Price in effect at the time of such event shall forthwith be readjusted to the Warrant Price which would have been in effect at such time had such Options or Convertible Securities still outstanding provided for such changed purchase price, additional consideration or conversion rate, as the case may be, at the time initially granted, issued or sold. On the termination of any Option for which any adjustment was made pursuant to this subsection 8(f) or any right to convert or exchange Convertible Securities for which any adjustment was made pursuant to this subsection 8(f) (including without limitation upon the redemption or purchase for consideration of Convertible Securities by the Company), the Warrant Price then in effect hereunder shall forthwith be changed to the Warrant Price which would have been in effect at the time of such termination had such Option or Convertible Securities, to the extent outstanding immediately prior to such termination, never been issued.

                           (f)(4) Consideration for Stock. In case any Ordinary
                  Shares, Options or Convertible Securities shall be issued or sold for cash, the consideration received therefor shall be deemed to be the net amount received by the Company therefor, after deduction therefrom of any expenses incurred or any underwriting commissions or concessions paid or allowed by the Company in connection therewith. In case any Ordinary Shares, Options or Convertible Securities shall be issued or sold for a consideration other than cash, the amount of the consideration other than cash received by the Company shall be deemed to be the fair value of such consideration as determined in good faith by the Board of Directors of the Company, after deduction of any expenses incurred or any underwriting commissions or concessions paid or allowed by the Company in connection therewith. In case any Options shall be issued in connection with the issue and sale of other securities of the Company, together comprising one integral transaction in which no specific consideration is allocated to such Options by the parties thereto, such Options shall be deemed to have been issued for such consideration as determined in good faith by the Board of Directors of the Company.

                           (f)(5) Record Date. In case the Company shall take a
                  record of the holders of its Ordinary Shares for the purpose of entitling them (i) to receive a dividend or other distribution payable in Ordinary Shares, Options or Convertible Securities or (ii) to subscribe for or purchase Ordinary Shares, Options or Convertible Securities, then such record date shall be deemed to be the date of the issue or sale of the Ordinary Shares deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

                           (f)(6) Treasury Shares. The number of Ordinary Shares
                  outstanding at any given time shall not include shares owned or held by or for the account of the Company or any of its wholly-owned subsidiaries, and the disposition of any such

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                  shares (other than the cancellation or retirement thereof)
                  shall be considered an issue or sale of Ordinary Shares for the purpose of this subsection (f).

                  (g) Anything herein to the contrary notwithstanding, the Company shall not be required to make any adjustment of the Warrant Price in the case of the issuance of (A) capital stock, Options or Convertible Securities issued to directors, officers, employees or consultants of the Company in connection with their service as directors of the Company, their employment by the Company or their retention as consultants or service providers by the Company pursuant to an equity compensation program approved by the Board of Directors of the Company or the compensation committee of the Board of Directors of the Company, (B) Ordinary Shares upon the conversion or exercise of Options or Convertible Securities issued prior to the date hereof, (C) Ordinary Shares issued or issuable by reason of a dividend, stock split or other distribution on Ordinary Shares (but only to the extent that such a dividend, split or distribution results in an adjustment in the Warrant Price pursuant to the other provisions of this Warrant) or (D) capital stock, Options or Convertible Securities issued in an acquisition by the Company of the assets or equity interests of another entity, in connection with a joint venture or other strategic alliance transaction or to lending institutions, licensors of tangible or intangible property or equipment leasing companies in connection with licensing, leasing or financing transactions, in either case approved by the Board of Directors, (E) any issuances of notes and warrants or underlying shares issued pursuant to the Purchase Agreement, (F) the payment of any interest on the Notes issued pursuant to the Purchase Agreement, (G) any securities issued pursuant to Section 3.9 of the Purchase Agreement, (H) any securities issued to the holders of the Notes as payment of a penalty upon prepayment of such Notes or otherwise, and (I) the issuance of common stock upon the exercise or conversion of any securities described in clauses (A) through (E) above (collectively, "Excluded Issuances").

         Section 9. Fractional Interest. The Company shall not be required to issue fractions of Warrant Shares upon the exercise of the Warrant. If any fractional Ordinary Shares would, except for the provisions of the first sentence of this Section 9, be delivered upon such exercise, the Company, in lieu of delivering such fractional share, shall pay to the exercising holder of this Warrant an amount in cash equal to the Fair Market Value of such fractional Ordinary Shares on the date of exercise. As used in this Warrant, "Fair Market Value" of a an Ordinary Share as of a particular date (the "Valuation Date") shall mean the following: (a) if the Ordinary Shares are then listed on a national stock exchange, the closing sale price of one Ordinary Share on such exchange on the last trading day prior to the Valuation Date; (b) if the Ordinary Shares are then quoted on Nasdaq, the closing sale price of one Ordinary Share on Nasdaq on the last trading day prior to the Valuation Date or, if no such closing sale price is available, the average of the high bid and the low sales price quoted on Nasdaq on the last trading day prior to the Valuation Date; or (c) if the Ordinary Shares are not then listed on a national stock exchange or quoted on Nasdaq, the Fair Market Value of one Ordinary Share as of the Valuation Date, shall be determined in good faith by the Board of Directors of the Company.

         Section 10. Extension of Expiration Date. If the Company fails to cause any Registration Statement covering Registrable Securities (unless otherwise defined herein, capitalized terms are as defined in the Registration Rights Agreement dated of even date herewith (the "Registration Rights Agreement")) to be declared effective prior to the applicable dates set forth therein and the Blackout Period (whether alone, or in combination with any other

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Blackout Period) continues for more than 60 days in any 12 month period, or for more than a total of 90 days, then the Expiration Date of this Warrant shall be extended one day for each day beyond the 60-day or 90-day limits, as the case may be, that the Blackout Period continues.

         Section 11. Benefits. Nothing in this Warrant shall be construed to give any person, firm or corporation (other than the Company and the Warrantholder) any legal or equitable right, remedy or claim, it being agreed that this Warrant shall be for the sole and exclusive benefit of the Company and the Warrantholder.

         Section 12. Notices to Warrantholder. Upon the happening of any event requiring an adjustment of the Warrant Price, the Company shall promptly give written notice thereof to the Warrantholder at the address appearing in the records of the Company, stating the adjusted Warrant Price and the adjusted number of Warrant Shares resulting from such event and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based. Failure to give such notice to the Warrantholder or any defect therein shall not affect the legality or validity of the subject adjustment.

         Section 13. Identity of Transfer Agent. The Transfer Agent for the Ordinary Shares is American Stock Transfer and Trust Company. Upon the appointment of any subsequent transfer agent for the Ordinary Shares or other shares of the Company's capital stock issuable upon the exercise of the rights of purchase represented by the Warrant, the Company will mail to the Warrantholder a statement setting forth the name and address of such transfer agent.

         Section 14. Notices. Unless otherwise provided, any notice required or permitted under this Warrant shall be given in writing and shall be deemed effectively given as hereinafter described (i) if given by personal delivery, then such notice shall be deemed given upon such delivery, (ii) if given by telex or telecopier, then such notice shall be deemed given upon receipt of confirmation of complete transmittal, (iii) if given by mail, then such notice shall be deemed given upon the earlier of (A) receipt of such notice by the recipient or (B) three days after such notice is deposited in first class mail, postage prepaid, and (iv) if given by an internationally recognized overnight air courier, then such notice shall be deemed given one day after delivery to such carrier. All notices shall be addressed as follows: (i) if to the Warrantholder, at its address as set forth in the Company's books and records and, if to the Company, at the address as follows, or at such other address as the Warrantholder or the Company may designate by ten days' advance written notice to the other:

                           If to the Company:

                                    Attunity Ltd.
                                    Einstein Building
                                    Tirat Carmel, Israel
                                    Attention:     Arie Gonen
                                    Fax:           011-972-4-857-6745

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                           With a copy (which shall not constitute notice) to:


                                    Carter, Ledyard & Milburn
                                    2 Wall Street
                                    New York, NY 10005
                                    Attention:     Steven Glusband
                                    Fax:           (212) 732-3232

         Section 15. Registration Rights. The initial holder of this Warrant is entitled to the benefit of certain registration rights in respect of the Warrant Shares and the Additional Warrant Shares as provided in the Registration Rights Agreement, and any subsequent holder hereof may be entitled to such rights.

         Section 16. Successors. All the covenants and provisions hereof by or for the benefit of the Warrantholder shall bind and inure to the benefit of its respective successors and assigns hereunder.

         Section 17. Governing Law. This Warrant shall be governed by, and construed in accordance with, the internal laws of the State of New York, without reference to the choice of law provisions thereof. This Warrant shall be governed by and construed in accordance with the internal laws of the State of New York, without giving effect to its choice of law provisions. This Agreement shall not interpreted or construed with any presumption against the party causing this Agreement to be drafted.

         Section 18. No Rights as Stockholder. Prior to the exercise of this Warrant, the Warrantholder shall not have or exercise any rights as a stockholder of the Company by virtue of its ownership of this Warrant.

         Section 19. Amendment; Waiver Any term of this Warrant may be amended or waived (including the adjustment provisions included in Section 8 of this Warrant) upon the written consent of the Company and the Warrantholder.

         Section 20. Section Headings. The section heading in this Warrant are for the convenience of the Company and the Warrantholder and in no way alter, modify, amend, limit or restrict the provisions hereof.


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         IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed on the __ day of May, 2004.

                                    ATTUNITY LTD.



                                    By:
                                        ----------------------------------------
                                    Name:  Arie Gonen
                                    Title: Chief Executive Officer



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                                   APPENDIX A
                                  Attunity Ltd.
                              WARRANT EXERCISE FORM
To: Attunity Ltd.
         The undersigned hereby irrevocably elects to exercise the right of purchase represented by the within Warrant ("Warrant") for, and to purchase thereunder by the payment of the Warrant Price and surrender of the Warrant, _______________ Ordinary Shares ("Warrant Shares") provided for therein, and requests that certificates for the Warrant Shares be issued as follows:


                           -------------------------------
                           Name

                           --------------------------------
                           Address
                           --------------------------------

                           --------------------------------
                           Federal Tax ID or Social Security No.
         and delivered by        [ ] certified mail to the above address, or
                                 [ ] electronically (provide DWAC
Instructions:___________________), or
                                 [ ] other (specify:

 __________________________________________).

and, if the number of Warrant Shares shall not be all the Warrant Shares purchasable upon exercise of the Warrant, that a new Warrant for the balance of the Warrant Shares purchasable upon exercise of this Warrant be registered in the name of the undersigned Warrantholder or the undersigned's Assignee as below indicated and delivered to the address stated below.

Dated: ___________________, ____

Note:  The signature must correspond with       Signature:______________________
the name of the registered holder as written
on the first page of the Warrant in every       ________________________________
particular, without alteration or enlargement   Name (please print)
or any change whatever, unless the Warrant
has been assigned.                              ________________________________

                                                Address

                                                ________________________________
                                                Federal Identification or
                                                Social Security No.

                                                Assignee:
                                                ________________________________

                                                ________________________________

                                                ________________________________

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                                    EXHIBIT 4

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR APPLICABLE STATE SECURITIES LAWS, AND MAY NOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR RECEIPT BY THE MAKER OF AN OPINION OF COUNSEL IN THE FORM, SUBSTANCE AND SCOPE REASONABLY SATISFACTORY TO THE MAKER THAT THIS NOTE MAY BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF, UNDER AN EXEMPTION FROM REGISTRATION UNDER THE ACT AND SUCH STATE SECURITIES LAWS.



                                  ATTUNITY LTD.

                           Convertible Promissory Note
                                 due May 4, 2009



                                                                         $------
Issuance Date:  May 5, 2004


         For value received, Attunity Ltd., an Israeli corporation (the "Maker"), hereby promises to pay to the order of _______ (together with his successors, representatives, and permitted assigns, the "Holder"), in accordance with the terms hereinafter provided, the principal amount of ______________ ($_____), together with interest thereon. Concurrently with the issuance of this Note, the Maker is issuing separate notes (the "Other Notes") to separate purchasers (the "Other Holders") pursuant to the Purchase Agreement (as defined in Section 1.1 hereof).

         All payments under or pursuant to this Note shall be made in United States Dollars in immediately available funds to the Holder at the address of the Holder first set forth above or at such other place as the Holder may designate from time to time in writing to the Maker or by wire transfer of funds to the Holder's account, instructions for which are attached hereto as Exhibit
A. The outstanding principal balance of this Note shall be due and payable on May 4, 2009 (the "Maturity Date") or at such earlier time as provided herein.

                                   ARTICLE I

         Section 1.1 Purchase Agreement. This Note has been executed and delivered pursuant to the Note and Warrant Purchase Agreement, dated as of March 22, 2004 (the "Purchase Agreement"), by and among the Maker and the purchasers listed therein. Capitalized terms used


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and not otherwise defined herein shall have the meanings set forth for such terms in the Purchase Agreement.

         Section 1.2 Interest. Beginning on the issuance date for the purchase of this Note (the "Issuance Date"), the outstanding principal balance of this Note shall bear interest, in arrears, at a rate per annum equal to five percent (5%), payable semi-annually in cash on the first business day of September and March each year. Interest shall be computed on the basis of a 360-day year of twelve (12) 30-day months and shall accrue commencing on the Issuance Date. Furthermore, upon the occurrence of an Event of Default (as defined in Section
2.1 hereof), then to the extent permitted by law, the Maker will pay interest to the Holder, payable on demand, on the outstanding principal balance of the Note from the date of the Event of Default until such Event of Default is cured at the rate of one and one-half percent (1.5%) per month for the first three (3) months of default and two percent (2%) per month thereafter until the Event of Default is cured.

         Section 1.3 Payment on Non-Business Days. Whenever any payment to be made shall be due on a Saturday, Sunday or a public holiday under the laws of the State of New York, such payment may be due on the next succeeding business day and such next succeeding day shall be included in the calculation of the amount of accrued interest payable on such date.

         Section 1.4 Transfer. This Note may be transferred or sold, subject to the provisions of Section 4.8 of this Note, or pledged, hypothecated or otherwise granted as security by the Holder.

         Section 1.5 Replacement. Upon receipt of a duly executed, notarized and unsecured written statement from the Holder with respect to the loss, theft or destruction of this Note (or any replacement hereof), and without requiring an indemnity bond or other security, or, in the case of a mutilation of this Note, upon surrender and cancellation of such Note, the Maker shall issue a new Note, of like tenor and amount, in lieu of such lost, stolen, destroyed or mutilated Note.

                                   ARTICLE II

                           EVENTS OF DEFAULT; REMEDIES

         Section 2.1 Events of Default. The occurrence of any of the following events shall be an "Event of Default" under this Note:


                  (a) the Maker shall fail to make the payment of any amount of principal outstanding on the date such payment is due hereunder and such payment is not made within five (5) business days after such date; or

                  (b) the Maker shall fail to make any payment of interest in cash for a period of five (5) business days after the date such interest is due; or


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                  (c) the suspension from listing, without subsequent listing on any one of, or the failure of the Maker's ordinary shares, nominal value NIS 0.1 per share (the "Common Stock") to be listed on at least one of the Nasdaq National Market, the Nasdaq SmallCap Market, The OTC Bulletin Board, The New
York Stock Exchange, Inc. or The American Stock Exchange, Inc. for a period of fifteen (15) consecutive Trading Days; or (d) the Maker's notice to the Holder, including by way of public announcement, at any time, of its inability to comply (including for any of the reasons described in Section 3.8(a) hereof) or its intention not to comply with proper requests for conversion of this Note into shares of Common Stock; or

                  (e) default shall be made in the performance or observance of
(i) any material covenant, condition or agreement contained in this Note (other than as set forth in clause (f) of this Section 2.1) and such default is not fully cured within five (5) business days after the occurrence thereof or (ii) any material covenant, condition or agreement contained in the Purchase Agreement which is not covered by any other provisions of this Section 2.1 and such default is not fully cured within five (5) business days after the occurrence thereof; or

                  (f) any material representation or warranty made by the Maker herein or in the Purchase Agreement, the Registration Rights Agreement or the Other Notes shall prove to have been false or incorrect or breached in a material respect on the date as of which made; or

                  (g) the Maker shall hereafter issue any debt securities which are not subordinate to this Note and the Other Notes on such terms as are not acceptable to the Holders of at least 80% of the aggregate outstanding principal amount of this Note and the Other Notes purchased under the Purchase Agreement; or

                  (h) if required by applicable law, rule or regulation, the stockholders of the Maker shall fail to approve the proposal presented and recommended by the Board of Directors of the Maker to approve the Holder and the Holders of the Other Notes acquiring in excess of 19.99% of the issued and outstanding shares of Common Stock upon conversion of this Note and/or exercise of the Warrants; or

                  (i) the Maker shall (i) default in any payment of any amount or amounts of principal of or interest on any Indebtedness (other than the Indebtedness hereunder) the aggregate principal amount of which Indebtedness is in excess of $200,000 or (ii) default in the observance or performance of any other agreement or condition relating to any Indebtedness or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event shall occur or condition exist, the effect of which default or other event or condition is to cause, or to permit the holder or holders or beneficiary or beneficiaries of such Indebtedness to cause with the giving of notice if required, such Indebtedness to become due prior to its stated maturity; or

                  (j) the Maker shall (i) apply for or consent to the appointment of, or the taking of possession by, a receiver, custodian, trustee or liquidator of itself or of all or a substantial part of its property or assets, (ii) make a general assignment for the benefit of its


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creditors, (iii) commence a voluntary case under the United States Bankruptcy
Code (as now or hereafter in effect) or under the comparable laws of any jurisdiction (foreign or domestic), (iv) file a petition seeking to take advantage of any bankruptcy, insolvency, moratorium, reorganization or other similar law affecting the enforcement of creditors' rights generally, (v) acquiesce in writing to any petition filed against it in an involuntary case under United States Bankruptcy Code (as now or hereafter in effect) or under the comparable laws of any jurisdiction (foreign or domestic), (vi) issue a notice of bankruptcy or winding down of its operations or issue a press release regarding same, or (vii) take any action under the laws of any jurisdiction (foreign or domestic) analogous to any of the foregoing; or

                  (k) a proceeding or case shall be commenced in respect of the Maker, without its application or consent, in any court of competent jurisdiction, seeking (i) the liquidation, reorganization, moratorium, dissolution, winding up, or composition or readjustment of its debts, (ii) the appointment of a trustee, receiver, custodian, liquidator or the like of it or of all or any substantial part of its assets in connection with the liquidation or dissolution of the Maker or (iii) similar relief in respect of it under any law providing for the relief of debtors, and such proceeding or case described in clause (i), (ii) or (iii) shall continue undismissed, or unstayed and in effect, for a period of thirty (30) days or any order for relief shall be entered in an involuntary case under United States Bankruptcy Code (as now or hereafter in effect) or under the comparable laws of any jurisdiction (foreign or domestic) against the Maker or action under the laws of any jurisdiction (foreign or domestic) analogous to any of the foregoing shall be taken with respect to the Maker and shall continue undismissed, or unstayed and in effect for a period of sixty (60) days; or

                  (l) the failure of the Maker to pay any amounts due to the Holder herein or in the Purchase Agreement within five (5) business days of receipt of notice to the Maker; or

                  (m) default shall be made in the performance or observance of any covenant, condition or agreement contained in the Purchase Agreement or the other Transaction Documents (as defined in the Purchase Agreement) and such default is not fully cured within five (5) business days after the occurrence thereof.

         Section 2.2 Remedies Upon An Event of Default. If an Event of Default shall have occurred and shall be continuing, the Holder of this Note may at any time at its option (a) declare the entire unpaid principal balance of this Note, together with all interest accrued hereon, due and payable, and thereupon, the same shall be accelerated and so due and payable, without presentment, demand, protest, or notice, all of which are hereby expressly unconditionally and irrevocably waived by the Maker; provided, however, that upon the occurrence of an Event of Default described in (i) Sections 2.1 (j) or (k), the outstanding principal balance and accrued interest hereunder shall be automatically due and payable and (ii) Sections 2.1 (c)-(i) and (l)-(m), the Holder may choose one of the following three alternatives: (a)demand the prepayment of this Note pursuant to Section 3.7 hereof, (b) demand that the principal amount of this Note then outstanding and all accrued and unpaid interest thereon shall be converted into shares of

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Common Stock at a Conversion Price per share calculated pursuant to Section 3.1 hereof assuming that the date that the Event of Default occurs is the Conversion Date (as defined in Section 3.2(a) hereof), or (c) exercise or otherwise enforce any one or more of the Holder's rights, powers, privileges, remedies and interests under this Note, the Purchase Agreement, the Registration Rights Agreement or applicable law. No course of delay on the part of the Holder shall operate as a waiver thereof or otherwise prejudice the rights of the Holder. No remedy conferred hereby shall be exclusive of any other remedy referred to herein or now or hereafter available at law, in equity, by statute or otherwise.

         Section 2.3 Liquidation Preference. In addition to all other rights of the Holder contained herein, the holders of the Notes shall be entitled to the following liquidation preference:

         In the event of the occurrence of any event described in Section 2.1(l)-(n), above, the Holder of this Note shall be entitled to receive, prior and in preference to any distribution to its shareholders of any of the assets of the Maker, the entire unpaid principal balance of this Note, together with all interest accrued hereon (the "Primary Distribution"), If upon the occurrence of such event, the assets and funds of the Maker legally available for distribution shall be insufficient to permit the payment to the holders of Notes the full aforesaid preferential amounts, then the entire assets and funds of the Maker legally available for distribution shall be distributed ratably among the holders of the Notes, the allocation between the holders of the Notes shall be in proportion to the preferential amount each such holder is otherwise entitled to receive.

                                  ARTICLE III

                      CONVERSION; ANTIDILUTION; PREPAYMENT

         Section  3.1 Conversion Option.

         At any time on or after the Issuance Date, this Note shall be convertible (in whole or in part), at the option of the Holder (the "Conversion Option"), into such number of fully paid and non-assessable shares of Common Stock (the "Conversion Rate") as is determined by dividing (x) that portion of the outstanding principal balance under this Note as of such date that the Holder elects to convert by (y) the Conversion Price (as hereinafter defined) then in effect on the date on which the Holder faxes a notice of conversion (the "Conversion Notice"), duly executed, to the Maker (facsimile number (___) ___-____, Attn.: Chief Financial Officer) (the "Conversion Date"), provided, however, that the Conversion Price shall be subject to adjustment as described in Section 3.5 below. The Holder shall deliver this Note to the Maker at the address designated in the Purchase Agreement at such time that this Note is fully converted. With respect to partial conversions of this Note, the Maker shall keep written records of the amount of this Note converted as of each Conversion Date.

         Section  3.2 Conversion Price.

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                  (a) The term "Conversion Price" shall mean one dollar and
seventy-five cents ($1.75) per share, subject to adjustment downward under
Section 3.5 hereof. Under no circumstances shall the Conversion Price be increased.

                  (b) The term "Closing Bid and Ask Price" shall mean, for any security as of any date, the last average of the closing bid and ask price of such security on the Nasdaq National Market for such security as reported by Bloomberg, or, if no closing bid or ask price is reported for such security by Bloomberg, the last closing trade price of such security as reported by Bloomberg, or, if no last closing trade price is reported for such security by Bloomberg, the average of the bid and ask prices of any market makers for such security as reported in the "pink sheets" by the National Quotation Bureau, Inc. If the Closing Bid and Ask Price cannot be calculated for such security on such date on any of the foregoing bases, the Closing Bid and Ask Price of such security on such date shall be the fair market value as mutually determined by the Maker and the holders of a majority of the principal amount of the Notes outstanding.

         Section 3.3 Mechanics of Conversion.

                  (a) Not later than two (2) Trading Days after any Conversion Date, the Maker or its designated transfer agent, as applicable, shall issue and deliver to the Depository Trust Company ("DTC") account on the Holder's behalf via the Deposit Withdrawal Agent Commission System ("DWAC") as specified in the Conversion Notice, or, if DWAC is unavailable, a certificate registered in the name of the Holder or its designee, for the number of shares of Common Stock to which the Holder shall be entitled. In the alternative, not later than three (3) Trading Days after any Conversion Date, the Maker shall deliver to the applicable Holder by express courier a certificate or certificates which shall be free of restrictive legends and trading restrictions (other than those required by Section 5.1 of the Purchase Agreement or as otherwise required by law) representing the number of shares of Common Stock being acquired upon the conversion of this Note. If in the case of any Conversion Notice such certificate or certificates are not delivered to or as directed by the applicable Holder by the third Trading Day after the Conversion Date (the "Delivery Date"), the Holder shall be entitled by written notice to the Maker at any time on or before its receipt of such certificate or certificates thereafter, to rescind such conversion, in which event the Maker shall immediately return this Note tendered for conversion, whereupon the Maker and the Holder shall each be restored to their respective positions immediately prior to the delivery of such notice of revocation, except that any amounts described in Sections 3.3(b) and (c) shall be payable through the date notice of rescission is given to the Maker.

                  (b) The Maker understands that a delay in the delivery of the shares of Common Stock upon conversion of this Note beyond the Delivery Date could result in economic loss to the Holder. If the Maker fails to deliver to the Holder such certificate or certificates pursuant to this Section hereunder by the Delivery Date, the Maker shall pay to such Holder, in cash, an amount per Trading Day for each Trading Day until such certificates are delivered, together with interest on such amount at a rate equal to the greater of (A) (i) 1.5% of the aggregate principal amount of the Notes requested to be converted for the first five (5) Trading Days after the Delivery Date and (ii) 2% of the aggregate principal


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amount of the Notes requested to be converted for each Trading Day thereafter and (B) $3,500 per day (which amount shall be paid as liquidated damages and not as a penalty).

                  (c) In the alternative, if the Maker fails to deliver to the Holder such certificate or certificates pursuant to Section 3.3(a) by the Delivery Date and if after the Delivery Date the Holder purchases (in an open market transaction or otherwise) shares of Common Stock to deliver in satisfaction of a sale by such Holder of the Conversion Shares which the Holder anticipated receiving upon such conversion (a "Buy-In"), then the Maker shall pay in cash to the Holder (in addition to any remedies available to or elected by the Holder) an amount equal to (A) the aggregate amount paid by such Holder for the shares of Common Stock so purchased minus (B) the aggregate amount of net proceeds, if any, received by such Holder from the sale of the shares of Common Stock issued by the Maker pursuant to such conversion, together with interest thereon at a rate of 18% per annum, accruing until such amount and any accrued interest thereon is paid in full (which amount shall be paid as liquidated damages and not as a penalty). For example, if the Holder purchases shares of Common Stock having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted conversion of $10,000 aggregate principal amount of this Note, the Maker shall be required to pay the Holder $1,000, plus interest. The Holder shall provide the Maker written notice indicating the amounts payable to the Holder in respect of the Buy-In.

         Section 3.4 Intentionally Omitted.

         Section 3.5 Adjustment of Conversion Price.

                  (a) The Conversion Price shall be subject to adjustment from time to time as follows:

                           (i) Adjustments for Stock Splits and Combinations. If
the Maker shall at any time or from time to time after the Issuance Date, effect a stock split of the outstanding Common Stock, the applicable Conversion Price in effect immediately prior to the stock split shall be proportionately decreased. If the Maker shall at any time or from time to time after the Issuance Date, combine the outstanding shares of Common Stock, the applicable Conversion Price in effect immediately prior to the combination shall be proportionately increased. Any adjustments under this Section 3.5(a)(i) shall be effective at the close of business on the date the stock split or combination occurs.

                           (ii) Adjustments for Certain Dividends and
Distributions. If the Maker shall at any time or from time to time after the Issuance Date, make or issue or set a record date for the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in shares of Common Stock, then, and in each event, the applicable Conversion Price in effect immediately prior to such event shall be decreased as of the time of such issuance or, in the event such record date shall have been fixed, as of the close of business

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on such record date, by multiplying, as applicable, the applicable Conversion
Price then in effect by a fraction:

                                    (1) the numerator of which shall be the
total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date; and

                                    (2) the denominator of which shall be the
total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

                  (iii) Adjustment for Other Dividends and Distributions. If the Maker shall at any time or from time to time after the Issuance Date, make or issue or set a record date for the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in other than shares of Common Stock, then, and in each event, an appropriate revision to the applicable Conversion Price shall be made and provision shall be made (by adjustments of the Conversion Price or otherwise) so that the holders of this Note shall receive upon conversions thereof, in addition to the number of shares of Common Stock receivable thereon, the number of securities of the Maker which they would have received had this Note been converted into Common Stock on the date of such event and had thereafter, during the period from the date of such event to and including the Conversion Date, retained such securities (together with any distributions payable thereon during such period), giving application to all adjustments called for during such period under this Section 3.5(a)(iii) with respect to the rights of the holders of this Note and the Other Notes; provided, however, that if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price shall be adjusted pursuant to this paragraph as of the time of actual payment of such dividends or distributions.

                  (iv) Adjustments for Reclassification, Exchange or Substitution. If the Common Stock issuable upon conversion of this Note at any time or from time to time after the Issuance Date shall be changed to the same or different number of shares of any class or classes of stock, whether by reclassification, exchange, substitution or otherwise (other than by way of a stock split or combination of shares or stock dividends provided for in Sections 3.5(a)(i), (ii) and (iii), or a reorganization, merger, consolidation, or sale of assets provided for in Section 3.5(a)(v)), then, and in each event, an appropriate revision to the Conversion Price shall be made and provisions shall be made (by adjustments of the Conversion Price or otherwise) so that the Holder shall have the right thereafter to convert this Note into the kind and amount of shares of stock and other securities receivable upon reclassification, exchange, substitution or other change, by holders of the number of shares of Common Stock into which such Note might have been converted immediately prior to such reclassification, exchange, substitution or other change, all subject to further adjustment as provided herein.

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                  (v) Adjustments for Reorganization, Consolidation. If at any
time or from time to time after the Issuance Date there shall be a capital reorganization of the Maker (other than by way of a stock split or combination of shares or stock dividends or distributions provided for in Section 3.5(a)(i),
(ii) and (iii), or a reclassification, exchange or substitution of shares provided for in Section 3.5(a)(iv)), (an "Organic Change"), then as a part of such Organic Change an appropriate revision to the Conversion Price shall be made and provision shall be made (by adjustments of the Conversion Price or otherwise) so that the Holder shall have the right thereafter to convert such
Note into the kind and amount of shares of stock and other securities or property of the Maker or any successor corporation resulting from Organic Change. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 3.5(a)(v) with respect to the rights of the Holder after the Organic Change to the end that the provisions of this Section 3.5(a)(v) (including any adjustment in the applicable Conversion Price then in effect and the number of shares of stock or other securities deliverable upon conversion of this Note and the Other Notes) shall be applied after that event in as nearly an equivalent manner as may be practicable.

                  (vi) Adjustments for Issuance of Additional Shares of Common Stock.

                           (1) In the event the Maker, shall, at any time, from
time to time, issue or sell any shares of Common Stock (otherwise than as provided in the foregoing subsections (i) through (v) of this Section 3.5(a) or pursuant to Common Stock Equivalents (hereafter defined) granted or issued prior to the Issuance Date) ("Additional Shares of Common Stock"), at a price per share less than the Conversion Price then in effect or without consideration, then the Conversion Price upon each such issuance shall automatically be reduced, as of the close of business on the effective date of the issuance, to the lowest price per share at which any Additional Shares were issued or sold or deemed to be issued or sold in the issuance

                           (2) The provisions of paragraph (1) of Section
3.5(a)(vi) shall not apply to any issuance of Additional Shares of Common Stock for which an adjustment is provided under Section 3.5(a)(vii). No adjustment of the number of shares of Common Stock for which this Note shall be convertible shall be made under paragraph (1) of Section 3.5(a)(vi) upon the issuance of any Additional Shares of Common Stock which are issued pursuant to the exercise of any Common Stock Equivalents, if any such adjustment shall previously have been made upon the issuance of such Common Stock Equivalents pursuant to Section 3.5(a)(vii).

                  (vii) Issuance of Common Stock Equivalents. If the Maker, at any time after the Issuance Date, shall issue any securities convertible into or exchangeable for, directly or indirectly, Common Stock ("Convertible Securities"), other than the Notes, or any rights or warrants or options to purchase any such Common Stock or Convertible Securities, shall be issued or sold (collectively, the "Common Stock Equivalents") and the aggregate of the price per share for which Additional Shares of Common Stock may be issuable thereafter pursuant to such Common Stock Equivalent, plus the consideration received by the Maker for issuance of such Common Stock Equivalent divided by the number of shares of Common Stock issuable pursuant


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to such Common Stock Equivalent (the "Aggregate Per Common Share Price") shall be less than the applicable Conversion Price then in effect, or if, after any such issuance of Common Stock Equivalents, the price per share for which Additional Shares of Common Stock may be issuable thereafter is amended or adjusted, and such price as so amended shall make the Aggregate Per Share Common Price be less than the applicable Conversion Price in effect at the time of such amendment or adjustment, then the applicable Conversion Price upon each such issuance or amendment shall be reduced as provided in the subsection (vi)(1) of this Section 3.5(a) on the basis that (1) the maximum number of Additional Shares of Common Stock issuable pursuant to all such Common Stock Equivalents shall be deemed to have been issued (whether or not such Common Stock Equivalents are actually then exercisable, convertible or exchangeable in whole or in part) as of the earlier of (A) the date on which the Maker shall enter into a firm contract for the issuance of such Common Stock Equivalent, or (B) the date of actual issuance of such Common Stock Equivalent. No adjustment of the applicable Conversion Price shall be made under this subsection (vii) upon the issuance of any Convertible Security which is issued pursuant to the exercise of any warrants or other subscription or purchase rights therefor, if any adjustment shall previously have been made to the exercise price of such warrants then in effect upon the issuance of such warrants or other rights pursuant to this subsection (vii).

                  (viii) Consideration for Stock. In case any shares of Common Stock or any Common Stock Equivalents shall be issued or sold:

                           (1) in connection with any merger or consolidation in
which the Maker is the surviving corporation (other than any consolidation or merger in which the previously outstanding shares of Common Stock of the Maker shall be changed to or exchanged for the stock or other securities of another corporation), the amount of consideration therefore shall be, deemed to be the fair value, as determined reasonably and in good faith by the Board of Directors of the Maker, of such portion of the assets and business of the nonsurviving corporation as such Board may determine to be attributable to such shares of Common Stock, Convertible Securities, rights or warrants or options, as the case may be; or

                           (2) in the event of any consolidation or merger of
the Maker in which the Maker is not the surviving corporation or in which the previously outstanding shares of Common Stock of the Maker shall be changed into or exchanged for the stock or other securities of another corporation, or in the event of any sale of all or substantially all of the assets of the Maker for stock or other securities of any corporation, the Maker shall be deemed to have issued a number of shares of its Common Stock for stock or securities or other property of the other corporation computed on the basis of the actual exchange ratio on which the transaction was predicated, and for a consideration equal to the fair market value on the date of such transaction of all such stock or securities or other property of the other corporation. If any such calculation results in adjustment of the applicable Conversion Price, or the number of shares of Common Stock issuable upon conversion of the Notes, the determination of the applicable Conversion Price or the number of shares of Common Stock issuable upon conversion of the Notes immediately prior to such merger, consolidation or sale, shall be made after giving effect


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to such adjustment of the number of shares of Common Stock issuable upon conversion of the Notes. In the event Common Stock is issued with other shares or securities or other assets of the Maker for consideration which covers both, the consideration computed as provided in this Section 3.5(viii) shall be allocated among such securities and assets as determined in good faith by the Board of Directors of the Maker.

                  (b) Record Date. In case the Maker shall take record of the holders of its Common Stock for the purpose of entitling them to subscribe for or purchase Common Stock or Convertible Securities, then the date of the issue or sale of the shares of Common Stock shall be deemed to be such record date.

                  (c) Certain Issuances Excepted. Anything herein to the contrary notwithstanding, the Maker shall not be required to make any adjustment to the Conversion Price upon (i) the Maker's issuance of Additional Shares of Common Stock or warrants therefore in connection with strategic license agreements so long as such issuances are not for the purpose of raising capital,
(ii) the Maker's issuance of Common Stock or the issuance or grants of options to purchase Common Stock pursuant to the Maker's stock option plans and employee stock purchase plans as they now exist, (iii) the Maker's issuance of Common Stock or the issuance or grants of options to purchase Common Stock pursuant to any future stock option plan or employee stock purchase plan which is approved by the Maker's shareholders or any amendment to the Maker's existing stock option plans and employee stock purchase plans which is approved by its shareholders, (iv) Additional Shares of Common Stock pursuant to currently outstanding warrants or convertible securities, (v) any issuances of warrants or underlying shares issued to a Purchaser pursuant to the Purchase Agreement, (vi) the payment of any interest on the Notes, (vii) any securities issued pursuant to Section 3.9 of the Purchase Agreement, (viii) any securities issued to the holders of the Notes as payment of a penalty upon prepayment of such Notes or otherwise, and (ix) the issuance of common stock upon the exercise or conversion of any securities described in clauses (i) through (viii) above.

                  (d) No Impairment. The Maker shall not, by amendment of its Articles or Memorandum of Association or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Maker, but will at all times in good faith, assist in the carrying out of all the provisions of this Section 3.5 and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the Holder against impairment. In the event a Holder shall elect to convert any Notes as provided herein, the Maker cannot refuse conversion based on any claim that such Holder or any one associated or affiliated with such Holder has been engaged in any violation of law, violation of an agreement to which such Holder is a party or for any reason whatsoever, unless, an injunction from a court, or notice, restraining and or adjoining conversion of all or part of said Notes shall have issued and the Maker posts a surety bond for the benefit of such Holder in an amount equal to 130% of the amount of the Notes the Holder has elected to convert, which bond shall remain in effect until the completion of arbitration/litigation of the

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dispute and the proceeds of which shall be payable to such Holder in the event it obtains judgment.

                  (e) Certificates as to Adjustments. Upon occurrence of each adjustment or readjustment of the Conversion Price or number of shares of Common Stock issuable upon conversion of this Note pursuant to this Section 3.5, the Maker at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to the Holder a certificate setting forth such adjustment and readjustment, showing in detail the facts upon which such adjustment or readjustment is based. The Maker shall, upon written request of the Holder, at any time, furnish or cause to be furnished to the Holder a like certificate setting forth such adjustments and readjustments, the applicable Conversion Price in effect at the time, and the number of shares of Common Stock and the amount, if any, of other securities or property which at the time would be received upon the conversion of this Note. Notwithstanding the foregoing, the Maker shall not be obligated to deliver a certificate unless such certificate would reflect an increase or decrease of at least one percent (1%) of such adjusted amount.

                  (f) Issue Taxes. The Maker shall pay any and all issue and other taxes, excluding federal, state or local income taxes, that may be payable in respect of any issue or delivery of shares of Common Stock on conversion of this Note pursuant thereto; provided, however, that the Maker shall not be obligated to pay any transfer taxes resulting from any transfer requested by the Holder in connection with any such conversion.

                  (g) Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of this Note. In lieu of any fractional shares to which the Holder would otherwise be entitled, the Maker shall pay cash equal to the product of such fraction multiplied by the average of the Closing Bid and Ask Prices of the Common Stock for the five (5) consecutive Trading Days immediately preceding the Conversion Date.

                  (h) Reservation of Common Stock. The Maker shall at all times when this Note shall be outstanding, reserve and keep available out of its authorized but unissued Common Stock, such number of shares of Common Stock as shall from time to time be sufficient to effect the conversion of this Note and all interest accrued thereon; provided that the number of shares of Common Stock so reserved shall at no time be less than 120% of the number of shares of Common Stock for which this Note and all interest accrued thereon are at any time convertible. The Maker shall, from time to time in accordance with applicable law and its Articles and Memorandum of Association, increase the authorized number of shares of Common Stock if at any time the unissued number of authorized shares shall not be sufficient to satisfy the Maker's obligations under this Section 3.5(h).

                  (i) Regulatory Compliance. If any shares of Common Stock to be reserved for the purpose of conversion of this Note or any interest accrued thereon require registration or listing with or approval of any governmental authority, stock exchange or other regulatory body under any federal or state law or regulation or otherwise before such shares may be validly issued or delivered upon conversion, the Maker shall, at its sole cost and expense, in good faith


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and as expeditiously as possible, endeavor to secure such registration, listing or approval, as the case may be.


         Section 3.6 Intentionally Omitted.

         Section 3.7 Prepayment.

                  (a) Prepayment Upon an Event of Default. Notwithstanding anything to the contrary contained herein, upon the occurrence of an Event of Default described in Sections 2.1(c)-(m) hereof, the Holder shall have the right, at such Holder's option, to require the Maker to prepay all or a portion of this Note, in cash, at a price equal to the Triggering Event Prepayment Price (as defined in Section 3.7(c) below) applicable at the time of such request (the "Event of Default Prepayment Price"). Nothing in this Section 3.7(a) shall limit the Holder's rights under Sections 2.2 or 2.3 hereof.

                  (b) Prepayment Upon Major Transaction. In addition to all other rights of the Holder contained herein, simultaneous with the occurrence of a Major Transaction (as defined below), the Maker shall prepay all of the Holder's Notes, in cash, at a price equal to 100% of the aggregate principal amount of this Note plus all accrued and unpaid interest (the "Major Transaction Prepayment Price").

                  (c) Prepayment Option Upon Triggering Event. In addition to all other rights of the Holder contained herein, after a Triggering Event (as defined below), the Holder shall have the right, at the Holder's option, to require the Maker to prepay all or a portion of the Holder's Notes, in cash, at a price equal to 105% of the aggregate principal amount of this Note plus all accrued and unpaid interest (the "Triggering Event Prepayment Price," and, collectively with the "Major Transaction Prepayment Price," the "Prepayment Price").

                  (d) Intentionally Omitted.

                  (e) "Major Transaction." A "Major Transaction" shall be deemed to have occurred at such time as any of the following events:

                           (i) the consolidation, merger or other business
combination of the Maker with or into another Person (as defined in Section 4.13 hereof) (other than (A) pursuant to a migratory merger effected solely for the purpose of changing the jurisdiction of incorporation of the Maker or (B) a consolidation, merger or other business combination in which holders of the Maker's voting power immediately prior to the transaction continue after the transaction to hold, directly or indirectly, the voting power of the surviving entity or entities necessary to elect a majority of the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities);or


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                           (ii) the sale or transfer of more than 50% of the
Maker's assets (based on the fair market value as determined in good faith by the Maker's Board of Directors) other than inventory in the ordinary course of business in one or a related series of transactions.

                  (f) closing of a purchase, tender or exchange offer made to the holders of more than 50% of the outstanding shares of Common Stock .

                  (g) Triggering Event." A "Triggering Event" shall be deemed to have occurred at the time of occurrence of any of the Events of Default enumerated in Section 2.1(c)-(i) or (l)-(m).

                  (h) Mechanics of Prepayment Upon Major Transaction. No sooner than fifteen (15) days, nor later than ten (10) days prior to the consummation of a Major Transaction, but not prior to the public announcement of such Major Transaction, the Maker shall deliver written notice thereof via facsimile and overnight courier ("Notice of Major Transaction") to the Holder of this Note. Prior to the closing of the Major Transaction, unless the Holder shall have converted the Notes prior to such closing, the Maker shall prepay, effective immediately prior to the consummation of such Major Transaction, all of the Holder's Notes then outstanding by delivering written notice thereof via facsimile and overnight courier ("Notice of Prepayment Upon Major Transaction") to the Maker, which Notice of Prepayment Upon Major Transaction shall indicate
(i) the number of Notes that such Holder owns and (ii) the applicable Major Transaction Prepayment Price, in cash, as calculated pursuant to Section 3.7(b) above.

                  (i) Mechanics of Prepayment at Option of Holder Upon Triggering Event. Within one (1) day after the occurrence of a Triggering Event, the Maker shall deliver written notice thereof via facsimile and overnight courier ("Notice of Triggering Event") to each Holder of the Notes. At any time after the earlier of a Holder's receipt of a Notice of Triggering Event and such Holder becoming aware of a Triggering Event, any Holder of this Note and the Other Notes then outstanding may require the Maker to prepay all of the Notes, in cash, on a pro rata basis by delivering written notice thereof via facsimile and overnight courier ("Notice of Prepayment at Option of Holder Upon Triggering Event") to the Maker, which Notice of Prepayment at Option of Holder Upon Triggering Event shall indicate (i) the amount of the Note that such holder is electing to have prepaid and (ii) the applicable Triggering Event Prepayment Price, in cash, as calculated pursuant to Section 3.7(c) above.

                  (ii) Payment of Prepayment Price. Upon the Maker's receipt of a Notice(s) of Prepayment at Option of Holder Upon Triggering Event or a Notice(s) of Prepayment Upon Major Transaction from any holder of the Notes, the Maker shall immediately notify each holder of the Notes by facsimile of the Maker's receipt of such Notice(s) of Prepayment at Option of Holder Upon Triggering Event or Notice(s) of Prepayment Upon Major Transaction and each holder which has sent such a notice shall promptly submit to the Maker such holder's certificates representing the Notes which such holder has elected to have prepaid. The Maker shall deliver the applicable Triggering Event Prepayment Price, in cash, in the case of a prepayment pursuant to Section 3.7(i), to such holder within five (5) business days after the Maker's receipt of a


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Notice of Prepayment at Option of Holder Upon Triggering Event and, in the case of a prepayment pursuant to Section 3.7(k), the Maker shall deliver the applicable Major Transaction Prepayment Price, in cash, immediately prior to the consummation of the Major Transaction; provided that a holder's original Note shall have been so delivered to the Maker; provided further that if the Maker is unable to prepay all of the Notes to be prepaid, the Maker shall prepay an amount from each holder of the Notes being prepaid equal to such holder's pro-rata amount (based on the number of Notes held by such holder relative to the number of Notes outstanding) of all Notes being prepaid. If the Maker shall fail to prepay all of the Notes submitted for prepayment (other than pursuant to a dispute as to the arithmetic calculation of the Prepayment Price), in addition to any remedy such holder of the Notes may have under this Note and the Purchase Agreement, the applicable Prepayment Price payable in respect of such Notes not prepaid shall bear interest at the rate of 2.0% per month (prorated for partial months) until paid in full. Until the Maker pays such unpaid applicable Prepayment Price in full to a holder of the Notes submitted for prepayment, such holder shall have the option (the "Void Optional Prepayment Option") to, in lieu of prepayment, require the Maker to promptly return to such holder(s) all of the Notes that were submitted for prepayment by such holder(s) under this Section
3.7 and for which the applicable Prepayment Price has not been paid, by sending written notice thereof to the Maker via facsimile (the "Void Optional Prepayment Notice"). Upon the Maker's receipt of such Void Optional Prepayment Notice(s) and prior to payment of the full applicable Prepayment Price to such holder, (i) the Notice(s) of Prepayment at Option of Holder Upon Triggering Event or the Notice(s) of Prepayment at Option of Holder Upon Major Transaction, as the case may be, shall be null and void with respect to those Notes submitted for prepayment and for which the applicable Prepayment Price has not been paid, (ii) the Maker shall immediately return any Notes submitted to the Maker by each holder for prepayment under this Section 3.7(h) and for which the applicable Prepayment Price has not been paid and (iii) the Conversion Price of such returned Notes shall be adjusted to the lesser of (A) the Conversion Price as in effect on the date on which the Void Optional Prepayment Notice(s) is delivered to the Maker and (B) the lowest Closing Bid and Ask Price during the period beginning on the date on which the Notice(s) of Prepayment of Option of Holder Upon Major Transaction or the Notice(s) of Prepayment at Option of Holder Upon Triggering Event, as the case may be, is delivered to the Maker and ending on the date on which the Void Optional Prepayment Notice(s) is delivered to the Maker; provided that no adjustment shall be made if such adjustment would result in an increase of the Conversion Price then in effect. A holder's delivery of a Void Optional Prepayment Notice and exercise of its rights following such notice shall not affect the Maker's obligations to make any payments that had accrued prior to the date of such notice. Payments provided for in this Section 3.7 shall have priority to payments to other stockholders in connection with a Major Transaction.

         Section 3.8 Inability to Fully Convert.

                  (a) Holder's Option if Maker Cannot Fully Convert. If, upon the Maker's receipt of a Conversion Notice, the Maker cannot issue shares of Common Stock registered for resale under the Registration Statement (as defined in the Registration Rights Agreement) for


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any reason, including, without limitation, because the Maker (w) does not have a sufficient number of shares of Common Stock authorized and available, (x) is otherwise prohibited by applicable law or by the rules or regulations of any stock exchange, interdealer quotation system or other self-regulatory organization with jurisdiction over the Maker or any of its securities from issuing all of the Common Stock which is to be issued to the Holder pursuant to a Conversion Notice or (y) fails to have a sufficient number of shares of Common Stock registered for resale under the Registration Statement, then the Maker shall issue as many shares of Common Stock as it is able to issue in accordance with the Holder's Conversion Notice and, with respect to the unconverted portion of this Note, the Holder, solely at Holder's option, can elect to:

                           (i) require the Maker to prepay that portion of this
Note for which the Maker is unable to issue Common Stock in accordance with the Holder's Conversion Notice (the "Mandatory Prepayment"), in cash, at a price per share equal to the Triggering Event Prepayment Price as of such Conversion Date (the "Mandatory Prepayment Price");

                           (ii) if the Maker's inability to fully convert is
pursuant to Section 3.8(a)(y) above, require the Maker to issue restricted shares of Common Stock in accordance with such holder's Conversion Notice;

                           (iii) void its Conversion Notice and retain or have
returned, as the case may be, this Note that was to be converted pursuant to the Conversion Notice (provided that the Holder's voiding its Conversion Notice shall not effect the Maker's obligations to make any payments which have accrued prior to the date of such notice).

                           (iv) Notwithstanding anything to the contrary in this
Note, the Maker will not be liable for any penalty or sanction if the Maker is unable to deliver shares subject to a Registration Statement that has been declared effective by the SEC prior to the earlier of the following: (1) two business days following the date on which the Registration Statement is declared effective or (2) 150 days of the date of this Note.


In the event a Holder shall elect to convert any portion of its Notes as provided herein, the Maker cannot refuse conversion based on any claim that such Holder or any one associated or affiliated with such Holder has been engaged in any violation of law, violation of an agreement to which such Holder is a party or for any reason whatsoever, unless, an injunction from a court, on notice, restraining and or adjoining conversion of all or of said Notes shall have been issued and the Maker posts a surety bond for the benefit of such Holder in an amount equal to 130% of the principal amount of the Notes the Holder has elected to convert, which bond shall remain in effect until the completion of arbitration/litigation of the dispute and the proceeds of which shall be payable to such Holder in the event it obtains judgment.


                  (b) Mechanics of Fulfilling Holder's Election. The Maker shall immediately send via facsimile to the Holder, upon receipt of a facsimile copy of a Conversion Notice from


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the Holder which cannot be fully satisfied as described in Section 3.8(a) above, a notice of the Maker's inability to fully satisfy the Conversion Notice (the "Inability to Fully Convert Notice"). Such Inability to Fully Convert Notice shall indicate (i) the reason why the Maker is unable to fully satisfy such holder's Conversion Notice, (ii) the amount of this Note that cannot be converted and (iii) the applicable Mandatory Prepayment Price. The Holder shall notify the Maker of its election pursuant to Section 3.8(a) above by delivering written notice via facsimile to the Maker ("Notice in Response to Inability to Convert").

                  (c) Payment of Prepayment Price. If the Holder shall elect to have its Notes prepaid pursuant to Section 3.8(a)(i) above, the Maker shall pay the Mandatory Prepayment Price to the Holder, in cash, within ten (10) days of the Maker's receipt of the Holder's Notice in Response to Inability to Convert, provided that prior to the Maker's receipt of the Holder's Notice in Response to Inability to Convert the Maker has not delivered a notice to the Holder stating, to the satisfaction of the Holder, that the event or condition resulting in the Mandatory Prepayment has been cured and all Conversion Shares issuable to the Holder can and will be delivered to the Holder in accordance with the terms of this Note. If the Maker shall fail to pay the applicable Mandatory Prepayment Price to the Holder on a timely basis as described in this Section 3.8(c) (other than pursuant to a dispute as to the determination of the arithmetic calculation of the Prepayment Price), in addition to any remedy the Holder may have under this Note and the Purchase Agreement, such unpaid amount shall bear interest at the rate of 2.0% per month (prorated for partial months) until paid in full. Until the full Mandatory Prepayment Price is paid in full to the Holder, the Holder may (i) void the Mandatory Prepayment with respect to that portion of the Note for which the full Mandatory Prepayment Price has not been paid, (ii) receive back such Note, and (iii) require that the Conversion Price of such returned Note be adjusted to the lesser of (A) the Conversion Price as in effect on the date on which the Holder voided the Mandatory Prepayment and (B) the lowest Closing Bid and Ask Price during the period beginning on the Conversion Date and ending on the date the Holder voided the Mandatory Prepayment.

                  (d) Pro-rata Conversion and Prepayment. In the event the Maker receives a Conversion Notice from more than one holder of the Notes on the same day and the Maker can convert and prepay some, but not all, of the Notes pursuant to this Section 3.8, the Maker shall convert and prepay from each holder of the Notes electing to have its Notes converted and prepaid at such time an amount equal to such holder's pro-rata amount (based on the principal amount of the Notes held by such holder relative to the principal amount of the Notes outstanding) of all the Notes being converted and prepaid at such time.

         Section 3.9 No Rights as Shareholder. Nothing contained in this Note shall be construed as conferring upon the Holder, prior to the conversion of this Note, the right to vote or to receive dividends or to consent or to receive notice as a shareholder in respect of any meeting of shareholders for the election of directors of the Maker or of any other matter, or any other rights as a shareholder of the Maker.


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                                   ARTICLE IV

                                  MISCELLANEOUS

         Section 4.1 Notices. Any notice, demand, request, waiver or other communication required or permitted to be given hereunder shall be in writing and shall be effective (a) upon hand delivery by telex (with correct answer back received), telecopy or facsimile at the address or number designated in the Purchase Agreement (if delivered on a business day during normal business hours where such notice is to be received), or the first business day following such delivery (if delivered other than on a business day during normal business hours where such notice is to be received) or (b) on the second business day following the date of mailing by express courier service, fully prepaid, addressed to such address, or upon actual receipt of such mailing, whichever shall first occur. The Maker will give written notice to the Holder at least ten (10) days prior to the date on which the Maker closes its books or takes a record (x) with respect to any dividend or distribution upon the Common Stock, (y) with respect to any pro rata subscription offer to holders of Common Stock or (z) for determining rights to vote with respect to any Organic Change, dissolution, liquidation or winding-up and in no event shall such notice be provided to such holder prior to such information being made known to the public. The Maker will also give written notice to the Holder at least ten (10) days prior to the date on which any Organic Change, dissolution, liquidation or winding-up will take place and in no event shall such notice be provided to the Holder prior to such information being made known to the public. The Maker shall promptly notify the Holder of this Note of any notices sent or received, or any actions taken with respect to the Other Notes.

         Section 4.2 Governing Law. This Note shall be governed by and construed in accordance with the internal laws of the State of New York, without giving effect to the choice of law provisions. This Note shall not be interpreted or construed with any presumption against the party causing this Note to be drafted.

         Section 4.3 Headings. Article and section headings in this Note are included herein for purposes of convenience of reference only and shall not constitute a part of this Note for any other purpose.

         Section 4.4 Remedies, Characterizations, Other Obligations, Breaches and Injunctive Relief. The remedies provided in this Note shall be cumulative and in addition to all other remedies available under this Note, at law or in equity (including, without limitation, a decree of specific performance and/or other injunctive relief), no remedy contained herein shall be deemed a waiver of compliance with the provisions giving rise to such remedy and nothing herein shall limit a holder's right to pursue actual damages for any failure by the Maker to comply with the terms of this Note. Amounts set forth or provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by the holder thereof and shall not, except as expressly provided herein, be subject to any other obligation of the Maker (or the performance thereof). The Maker acknowledges that a breach by it of its obligations hereunder may cause irreparable and material harm to the Holder and that the


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remedy at law for any such breach may be inadequate. Therefore the Maker agrees that, in the event of any such breach or threatened breach, the Holder may be entitled, in addition to all other available rights and remedies, at law or in equity, to seek and obtain such equitable relief, including but not limited to an injunction restraining any such breach or threatened breach, without the necessity of showing economic loss and without any bond or other security being required.

         Section 4.5 Enforcement Expenses. The Maker agrees to pay all costs and expenses of enforcement of this Note, including, without limitation, reasonable attorneys' fees and expenses.

         Section 4.6 Binding Effect. The obligations of the Maker and the Holder set forth herein shall be binding upon the successors and assigns of each such party, whether or not such successors or assigns are permitted by the terms hereof.

         Section 4.7 Amendments. This Note may not be modified or amended in any manner except in writing executed by the Maker and the Holder.

         Section 4.8 Compliance with Securities Laws. The Holder of this Note acknowledges that this Note is being acquired solely for the Holder's own account and not as a nominee for any other party, and for investment, and that the Holder shall not offer, sell or otherwise dispose of this Note. This Note and any Note issued in substitution or replacement therefore shall be stamped or imprinted with a legend in substantially the following form:

         "THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR APPLICABLE STATE SECURITIES LAWS, AND MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR RECEIPT BY THE MAKER OF AN OPINION OF COUNSEL IN THE FORM, SUBSTANCE AND SCOPE REASONABLY SATISFACTORY TO THE MAKER THAT THIS NOTE MAY BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE DISPOSED OF, UNDER AN EXEMPTION FROM REGISTRATION UNDER THE ACT AND SUCH STATE SECURITIES LAWS."

         Section 4.9 Parties in Interest. This Note shall be binding upon, inure to the benefit of and be enforceable by the Maker, the Holder and their respective successors and permitted assigns.

         Section 4.10 Failure or Indulgence Not Waiver. No failure or delay on the part of the Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.


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         Section 4.11 Maker Waivers. Except as otherwise specifically provided herein, the Maker and all others that may become liable for all or any part of the obligations evidenced by this Note, hereby waive presentment, demand, notice of nonpayment, protest and all other demands' and notices in connection with the delivery, acceptance, performance and enforcement of this Note, and do hereby consent to any number of renewals of extensions of the time or payment hereof and agree that any such renewals or extensions may be made without notice to any such persons and without affecting their liability herein and do further consent to the release of any person liable hereon, all without affecting the liability of the other persons, firms or Maker liable for the payment of this Note.

                  (a) No delay or omission on the part of the Holder in exercising its rights under this Note, or course of conduct relating hereto, shall operate as a waiver of such rights or any other right of the Holder, nor shall any waiver by the Holder of any such right or rights on any one occasion be deemed a waiver of the same right or rights on any future occasion.

         Section 4.13 Definitions. For the purposes hereof, the following terms shall have the following meanings:


         "Person" means an individual or a corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or political subdivision thereof) or other entity of any kind.

         "Trading Day" means (a) a day on which the Common Stock is traded on the Nasdaq National Market or other registered national stock exchange on which the Common Stock has been listed, or (b) if the Common Stock is not listed on the Nasdaq National Market or any registered national stock exchange, a day or which the Common Stock is traded in the over-the-counter market, as reported by the OTC Bulletin Board, or (c) if the Common Stock is not quoted on the OTC Bulletin Board, a day on which the Common Stock is quoted in the over-the-counter market as reported by the National Quotation Bureau Incorporated (or any similar organization or agency succeeding its functions of reporting prices); provided, however, that in the event that the Common Stock is not listed or quoted as set forth in (a), (b) and (c) hereof, then Trading Day shall mean any day except Saturday, Sunday and any day which shall be a legal holiday or a day on which banking institutions in the State of New York are authorized or required by law or other government action to close.

                                       ATTUNITY LTD.


                                       By:
                                           -------------------------------------
                                           Name:  Arie Gonen
                                           Title: Chief Executive Officer



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                                    EXHIBIT A

                               WIRE INSTRUCTIONS.



Payee:  ________________________________________________________

Bank:   ________________________________________________________

Address:   _____________________________________________________

           _____________________________________________________

Bank No.:  _____________________________________________________

Account No.:  __________________________________________________

Account Name:  _________________________________________________







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                                     FORM OF

                              NOTICE OF CONVERSION

     (To be Executed by the Registered Holder in order to Convert the Note)

The undersigned hereby irrevocably elects to convert $ ________________ of the principal amount of the above Note No. ___ into shares of Common Stock of ATTUNITY LTD. (the "Maker") according to the conditions hereof, as of the date written below.

Date of Conversion ___________________________________________________________

Applicable Conversion Price ____________________________________________________

Number of shares of Common Stock beneficially owned or deemed beneficially owned by the Holder on the Date of Conversion:_________________________


Signature  ____________________________________________________________________

         [Name]

Address: ______________________________________________________________________

         ______________________________________________________________________


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